UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

China Xiangtai Food Co., Ltd. is filing this Report on Form 6-K to provide its proxy statement and notice of an special meeting of shareholders.

Exhibit Index

Exhibit No.	Description
99.1	Proxy Statement and Notice of Special Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2022	China Xiangtai Food Co., Ltd.

	By:	/s/ Zheshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board